                                                    Filed Pursuant to Rule 328B3
                                                      Registration No. 333-20321



PROSPECTUS

                                1,524,000 SHARES

                                 CEPHALON, INC.
                                  COMMON STOCK

                            ------------------------

     The shares offered hereby (the "Shares") consist of shares of common stock, $.01 par value per share ("Common Stock"), of Cephalon, Inc., a Delaware corporation ("Cephalon" or the "Company"), which may be acquired from time to time by the selling stockholders listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders") upon conversion of the Company's 7% Senior Convertible Notes due 1998, as amended (the "Notes"). This Prospectus covers the resale by the Selling Stockholders of 1,524,000 Shares, plus, in accordance with Rule 416 under the Securities Act of 1933, as amended (the "Securities Act") such presently indeterminate number of additional Shares as may be issuable upon conversion of the Notes, based upon fluctuations in the conversion price of the Notes. See "Selling Stockholders." The Shares may be offered from time to time by the Selling Stockholders following conversion of the Notes. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by a Selling Stockholder will be borne by the Selling Stockholder. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

     The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market of The Nasdaq Stock Market at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act, and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

     The Company's Common Stock trades on the Nasdaq National Market under the symbol "CEPH." On June 17, 1997, the last reported closing price of the Common Stock was $12 1/8 per share.
                            ------------------------

AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                SEE "RISK FACTORS" ON PAGES 5 THROUGH 16 HEREIN.
                            ------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                  THE DATE OF THIS PROSPECTUS IS JUNE 18, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, such reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                            ------------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-19119) with the Commission are incorporated herein by reference:

     (a) Annual Report on Form 10-K/A-2 for the fiscal year ended December 31, 1996 filed with the Commission on April 4, 1997.

     (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     (c) Current Report on Form 8-K dated January 16, 1997.

     (d) Current Report on Form 8-K dated April 8, 1997.

     (e) Current Report on Form 8-K dated April 9, 1997.

     (f) Current Report on Form 8-K dated May 7, 1997.

     (g) The Company's proxy statement related to its 1997 Annual Meeting of Stockholders filed under the Exchange Act on March 26, 1997.

     (h) The description of the Company's Common Stock which is contained in its Registration Statement on Form 8-A filed under the Exchange Act on March 15, 1991, including any amendment or reports filed for the purpose of updating such description.

     (i) The description of rights to purchase Series A Junior Participating Preferred Shares, par value $.01 per share, which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act on November 22, 1993, including any amendment or reports filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Jason Rubin, Vice President, Corporate Communications, Cephalon, Inc., 145 Brandywine Parkway, West Chester, PA 19380, (610) 344-0200.

                            ------------------------

     MYOTROPHIN(R) and PROVIGIL(R) are trademarks of Cephalon, Inc. Cephalon has registered or filed applications to register the trademarks in the United States and certain other countries. All other trademarks and registered marks used in this Prospectus are the property of their respective holders.

     Unless the context otherwise requires, "Cephalon" or the "Company" refers to Cephalon, Inc. and its wholly-owned subsidiaries.

                                  THE COMPANY

     Cephalon seeks to discover and develop pharmaceutical products for the treatment of neurological disorders. The Company's research and development efforts focus primarily on neurodegenerative diseases, which are characterized by the death of neurons, the specialized conducting cells of the nervous system. The Company utilizes its technical expertise in molecular biology, molecular pharmacology, biochemistry, cell biology and chemistry to develop products in four core technology areas: neurotrophic factors, protease inhibitors, signal transduction modulators and regulators of gene transcription. Cephalon believes that its multidisciplinary technology approach provides the basis for the development of a portfolio of potential products for the treatment of neurodegenerative disorders such as amyotrophic lateral sclerosis ("ALS" or "Lou Gehrig's disease"), peripheral neuropathies, Alzheimer's disease and stroke.

     Cephalon's business strategy includes forming alliances with other pharmaceutical companies where collaborations can provide strategic advantages in technological, financial, marketing, manufacturing and other areas. In these arrangements, the Company seeks, where appropriate, to retain the rights to co-promote or otherwise share in the marketing of products, particularly to neurologists. The Company also seeks to selectively in-license late stage compounds for development.

     The Company has established a 36-person sales organization in the United States focusing on neurologists, which is presently co-promoting two Bristol-Myers Squibb Company ("BMS") proprietary products, Stadol NS(R) (butorphanol tartrate), for the management of pain when the use of an opioid analgesic is appropriate, and Serzone(R) (nefazodone hydrochloride), which is indicated for the treatment of depression.

     The Company has not received approval from any regulatory authority to market any drug candidate. Two new drug applications ("NDA") have been submitted by the Company to the Food and Drug Administration ("FDA"): one for the use of MYOTROPHIN(R) (rhIGF-I) in treating ALS, and one for the use of PROVIGIL(R) (modafinil) in treating the excessive daytime sleepiness associated with narcolepsy. Additionally, marketing applications for PROVIGIL (modafinil) are pending in the United Kingdom and the Republic of Ireland, and a marketing authorization application for MYOTROPHIN (rhIGF-I) is being prepared for filing in Europe. There can be no assurance that the applications will be approved or that the Company will successfully commercialize any of its potential products.

     Cephalon was incorporated in Delaware in August 1987. The Company's executive offices and research facility are located at 145 Brandywine Parkway, West Chester, PA 19380, and its telephone number is (610) 344-0200.

                                  RISK FACTORS

     In addition to the other information in this Prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any of the Common Stock offered hereby.

     UNCERTAINTIES RELATED TO MYOTROPHIN(R) (rhIGF-I) REGULATORY SUBMISSIONS

     In February 1997, the Company, in collaboration with Chiron Corporation ("Chiron"), filed a new drug application ("NDA") with the FDA requesting that MYOTROPHIN (rhIGF-I) be approved for the treatment of amyotrophic lateral sclerosis ("ALS") in the United States. At a public hearing on May 8, 1997, the Peripheral and Central Nervous System Drugs Advisory Committee (the "Advisory Committee") found, by a vote of 6 to 3, that the data presented to it for review did not constitute "substantial" evidence that MYOTROPHIN (rhIGF-I) is effective in the treatment of ALS. To support commercialization of a drug, the FDA requires "substantial" evidence of the drug's safety and effectiveness. The Advisory Committee's recommendation, although not binding, is usually followed by the FDA. The Company believes that the FDA will make a decision by mid-August, 1997. There can be no assurance that the FDA will grant authorization to commercialize MYOTROPHIN (rhIGF-I) in the United States on the basis of the results of the two completed studies included in the NDA.

     The efficacy and safety data from the two completed North American and European studies of MYOTROPHIN (rhIGF-I) have not yet been formally reviewed by any regulatory authority outside the United States. A marketing authorization application has been accepted for review by the European Medicines Evaluation Agency under the centralized procedures of the European Union. Under those procedures, a regulatory decision with respect to the single application is binding on all 15 member states of the European Union, subject in some countries to subsequent review by national authorities as to pricing and reimbursement matters.

     There can be no assurance that any regulatory authority will accept the North American and European studies as evidence of sufficient safety and efficacy to support marketing approval or that MYOTROPHIN (rhIGF-I) will receive marketing approval in any jurisdiction for any indication. A negative decision by any regulatory authority could adversely influence the decision of other regulatory authorities. If the FDA or any other regulatory authority were to require additional data prior to approval of MYOTROPHIN (rhIGF-I) for commercialization, there can be no assurance that the Company and Chiron would be willing or able to conduct any study as a Phase III activity or that the results of such study, if conducted, would be positive. A new study also would be expensive and would take several years to complete. A delay in obtaining approval or a failure to obtain any approval for MYOTROPHIN (rhIGF-I) would materially adversely affect the Company's business and the price of the Common Stock. The Company has indicated its willingness to conduct an additional study of MYOTROPHIN (rhIGF-I) in ALS patients as a post-approval activity. See "Volatility of Stock Price; No Dividends".

     UNCERTAINTIES RELATED TO PROVIGIL(R)(MODAFINIL) REGULATORY SUBMISSIONS

     In December 1996, the Company submitted an NDA to the FDA requesting that PROVIGIL (modafinil) be approved for the treatment of the excessive daytime sleepiness associated with narcolepsy, based primarily on the results of two Phase III studies conducted in the United States. There can be no assurance that the FDA or other regulatory authorities will determine that the results generated from the Company's clinical trials demonstrate sufficient safety and efficacy to permit marketing approval.

     The Company also is pursuing applications seeking authorization to market PROVIGIL (modafinil) in the Republic of Ireland and the United Kingdom, which are other territories licensed from Laboratoire L. Lafon ("Lafon"). The regulatory authorities in both countries have requested and have been provided additional information with respect to the applications which were originally filed by Lafon under the multi-state procedures of the Committee for Proprietary Medicinal Products ("CPMP"). There can be no assurance that the additional information provided will be adequate to permit approval of the applications. Even if those applications are approved, the Company must also request permission to vary the applications with respect to certain manufacturing procedures and other matters. There can be no assurance that any regulatory approvals or variations will be obtained at all or in a timely manner.

     UNCERTAINTIES RELATED TO PRODUCT DEVELOPMENT AND REGULATORY APPROVAL

     The success of the Company depends to a large degree upon obtaining FDA and foreign regulatory approval to market products currently under development. Cephalon has had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. The Company's analysis and interpretation of the results of its clinical studies is subject to confirmation and interpretation by regulatory authorities, which may differ from the Company's analysis. There can be no assurance that the data or the Company's interpretation of data will be accepted by any regulatory authority. In addition, there can be no assurance that any application by the Company to market a product will be reviewed in a timely manner or that approval to market a product will be received from the appropriate regulatory authority.

     TAP Holdings Inc. ("TAP") has begun a Phase I clinical study of a compound being developed in collaboration with the Company for the treatment of various cancers, including prostate cancer. The objective of the multi-center study is to examine the drug's pharmacokinetic and safety profile in patients with advanced cancer. Because the compound has never been tested in humans, the risk of safety problems is unknown. There can be no assurance that the compound will prove to be safe in humans, or that it will show any therapeutic benefit.

     The results of preclinical and initial clinical trials of products under development by the Company are not necessarily predictive of results that will be obtained from large-scale clinical testing, and there can be no assurance that clinical studies of products under development will demonstrate the safety and efficacy of such products or will result in a marketable product. The safety and efficacy of a therapeutic product under development by the Company generally must be supported by statistically significant positive results from Phase III clinical trials, and the failure to obtain such results could prevent regulatory approval of the product, which would have a material adverse effect on the Company.

     The administration of any product developed by the Company may produce undesirable side effects in humans. The occurrence of such side effects could interrupt or delay clinical studies of such products and could ultimately prevent their approval by the FDA or foreign regulatory authorities for any or all targeted indications. The Company or the FDA may suspend or terminate clinical trials at any time if it is believed that the people participating in such trials are being exposed to unacceptable health risks. Even after approval by the FDA and foreign regulatory authorities, products may later exhibit adverse effects that prevent their widespread use or necessitate their withdrawal from the market. There can be no assurance that any products under development by the Company will be safe when administered to patients.

     Because ALS is a fatal disease, it is expected that some mortalities will occur while conducting clinical trials in ALS patients. During the double-blind portion of the MYOTROPHIN study conducted in Europe, an imbalance in death rates was observed in the drug-treated group compared to the placebo-treated group. The Company believes that mortalities observed in the North American and European clinical studies are due to the normal progression of the disease or other circumstances not attributable to MYOTROPHIN (rhIGF-I). The Company is continuing to furnish MYOTROPHIN (rhIGF-I) to patients who participated in the two Phase III ALS studies, to patients in its Phase II program in peripheral neuropathies, and to patients under the ongoing Treatment-IND program. FDA regulations require the reporting of all patient adverse events (including deaths) experienced in ongoing trials. The reporting of patient deaths as adverse events could result in regulatory action adverse to the interests of the Company.

     The results of clinical studies of product candidates under development by the Company which are conducted by collaborators of the Company, including studies of rhIGF-I being conducted by the Company's licensee in Japan and clinical studies of modafinil being conducted by Lafon and its licensees in other countries, are required to be reported by the Company to the FDA and other regulatory authorities. The reporting of the results of these other studies, if negative, could adversely affect the regulatory review of the Company's product approval applications. Negative results from trials by third parties or negative assessments from regulatory authorities would adversely affect the Company's business and the price of its Common Stock. See "Volatility of Stock Price; No Dividends."

     NEED FOR ADDITIONAL FUNDS

     The Company expects its negative cash flow to continue due to funding of research, development, clinical trial, regulatory filing and other costs. In addition, selling, general and administrative activities in the United States and Europe may be expanded as the Company evaluates the potential for obtaining regulatory approvals of MYOTROPHIN (rhIGF-I) and PROVIGIL (modafinil). Any such expansion would require substantial funding. The Company may also build inventories of MYOTROPHIN (rhIGF-I) and PROVIGIL (modafinil), which also would require substantial funding. The capital required to fund the Company's operations for 1997 may be greater than that of the prior year. The amount needed to fund operations will depend upon many factors, including the success of the Company's research and development programs, the extent of any collaborative research or other funding arrangements, the costs and timing of seeking regulatory approvals, if any, of its products, technological changes, competition and the success of the Company's sales and marketing activities. Schering-Plough Corporation ("Schering") has concluded its funding of the research program with the Company related to amyloid protease inhibitors and Alzheimer's disease. The Company intends to continue the program using its own resources. Under the terms of its agreement with Schering, the Company may not conduct the same research program with a third party until the end of 1997.

     In August 1992, Cephalon exclusively licensed to Cephalon Clinical Partners, L.P. (the "Partnership") rights to MYOTROPHIN (rhIGF-I) for human therapeutic use within the United States, Canada and Europe (the "Territory") in return for a non-refundable license fee of $500,000. Through a concurrent offering of 900 limited partnership interests, the Partnership raised approximately $38,714,000 in net proceeds (payable to the Partnership in annual installments, the last of which was paid in August 1995) which it used to fund the development of MYOTROPHIN (rhIGF-I). The Partnership exhausted its available funding in 1995. Since that time, the Company has been funding the continued development of MYOTROPHIN (rhIGF-I) from its own cash resources. The Partnership granted the Company an exclusive license (the "Interim License") to manufacture and market MYOTROPHIN (rhIGF-I) within the Territory in return for certain royalty payments and a payment of approximately $16,000,000 (the "Milestone Payment") that is to be made if MYOTROPHIN (rhIGF-I) receives regulatory approval in the United States or certain other countries within the Territory. The Company has a contractual option to purchase all of the limited partnership interests in the Partnership (the "Purchase Option").

     If the Company is required to make the Milestone Payment and elects to do so in cash, or if it elects to exercise its contractual option to purchase the limited partnership interests in the Partnership for cash, as described below under "Partnership Purchase Option," the Company will be required to make a substantial cash payment.

     If the Company does not exercise the Purchase Option or continue funding the development of MYOTROPHIN (rhIGF-I), its license will terminate and all rights to manufacture or market MYOTROPHIN (rhIGF-I), in the Territory will revert to the Partnership, which may then commercialize MYOTROPHIN (rhIGF-I) itself or license or assign its rights to a third party. The Company would not receive any benefits from such commercialization.

     The Company is obligated under various debt instruments to make principal and interest payments to various state agencies and banks. Many of these agreements contain restrictive covenants relating to, among other things, the maintenance of minimum levels of working capital and limitations on the incurrence of additional indebtedness that may limit the Company's flexibility in utilizing its existing financial resources.

     To satisfy its capital requirements, including its continued funding of MYOTROPHIN (rhIGF-I) and other programs, the Company expects to access the public or private equity markets whenever conditions are favorable. Any such financings using either equity securities or options or warrants to acquire equity securities of the Company would result in the issuance of additional shares and in the reduction of the percentage ownership of the Company by existing shareholders. The exercise of outstanding options and warrants also would result in such a reduction. If the currently-outstanding options and warrants were to be exercised in accordance with their terms, the outstanding number of shares of Common Stock would increase by approximately 25%. See "Results of Operations." The Company also intends to seek additional funding through corporate collaborations and other financing vehicles, potentially including "off-balance sheet" financings through limited partnerships or corporations. There can be no assurance that such funding will be available at all or on terms acceptable to the Company. If adequate funds are not available, the Company may be required to significantly curtail one or more of its research or development programs or obtain funds through arrangements with existing or future collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates or products.

     HISTORY OF OPERATING LOSSES

     The Company has not received revenue from the sale of any product developed by the Company, and has accumulated aggregate losses of $173,097,000 from inception through March 31, 1997. The Company expects to continue to incur operating losses unless and until such time as product approvals are obtained and product sales, if any, exceed operating expenses. The revenues to be received and costs to be incurred by the Company depend to a large degree on the results of regulatory actions with respect to the two NDAs filed with the FDA with respect to MYOTROPHIN (rhIGF-I) and PROVIGIL (modafinil) and other product programs. A majority of the Company's revenues to date have been under agreements with collaborative partners and the Partnership. The Company expects to have significant fluctuations in quarterly results based on the level and timing of recognition of contract revenues and the incurrence of expenses. See "Dependence on Collaborative Partners." Since the formation of the Partnership, the Partnership has funded a significant portion of the expenses related to the development of MYOTROPHIN (rhIGF-I). Due to the funding limitations of the Partnership, the Company has not recognized revenue from this source since 1995. Therefore, since that time, the Company has funded the development of MYOTROPHIN (rhIGF-I). In addition, if the Company were to make the Milestone Payment, exercise the Purchase Option or purchase additional interests outside of the Purchase Option, a material charge to earnings could result, depending upon the development status of the underlying technology.

     The Company and Chiron are currently developing MYOTROPHIN (rhIGF-I) for the treatment of ALS and certain peripheral neuropathies. The costs of the program generally are shared equally by the partners. Revenue or expense to be recognized by the Company under the collaboration with Chiron will depend on the relative costs incurred by the two companies.

     The Company receives funding to support its research and development activities conducted in collaboration with SmithKline Beecham p.l.c. ("SB") related to calpain inhibitors, and with TAP, related to the use of certain compounds in the treatment of cancers, including prostate disease. The funding levels under these agreements are based on a contract rate for each Cephalon employee assigned to the program, subject to annual budgetary maximums. The continuation of the research funding under the agreements with SB and TAP are subject to the achievement of certain development milestones by the Company and periodic review by these companies and may be terminated without cause with prior notice. There can be no assurance that these research programs will be continued or that the Company's expenses incurred in any of these programs will be fully reimbursed by its collaborator. Should a collaborator elect to terminate a research program, the Company's ability to recover costs and expenses proportionately is limited, because a significant portion of the Company's research expenses, including depreciation and facility costs, are fixed.

     MANUFACTURING UNCERTAINTIES AND RELIANCE ON THIRD-PARTY SUPPLIERS

     The Company's ability to conduct clinical trials on a timely basis, to obtain regulatory approvals and to commercialize its products will depend in part upon its ability to manufacture its products, either directly or through third parties, at a competitive cost and in accordance with applicable FDA and other regulatory requirements, including current Good Manufacturing Practice ("cGMP") regulations. SB is responsible for the manufacture of any products developed under its arrangement with the Company. Cephalon currently has no manufacturing facilities of its own for clinical or commercial production of any products under development. Cephalon will need to either construct and operate facilities for these products or will have to find other manufacturing sources.

     The MYOTROPHIN (rhIGF-I) currently being used in ongoing clinical trials was produced at the Company's pilot-scale manufacturing facility in Beltsville, Maryland (the "Beltsville Facility"). In November 1996, Cephalon sold the Beltsville Facility. Chiron has completed a U.S. manufacturing facility (the "Chiron Facility") to produce recombinant proteins at which the collaboration is producing MYOTROPHIN (rhIGF-I). The Chiron Facility will be the sole source of supply for any potential future commercial or clinical needs of MYOTROPHIN (rhIGF-I), including any material which Cephalon may have to supply for use in Japan, as well as for use in the Company's ongoing clinical trials. There can be no assurance that Chiron will be able to produce adequate quantities of MYOTROPHIN (rhIGF-I) in a cost-effective manner or, in the case of material purchased by Cephalon for use outside the collaboration, on terms satisfactory to Cephalon.

     The Company and Chiron will be required to demonstrate that the material produced from the Chiron Facility is equivalent to the material used in the ALS clinical trials, which was manufactured at the Beltsville Facility. Although, based on the results of a bioequivalency study, the companies believe that the material is equivalent, if regulatory authorities do not agree with that assessment, regulatory approval of MYOTROPHIN (rhIGF-I) could be delayed.

     The Company and Chiron are required to comply with all applicable FDA requirements, including cGMP regulations, in the manufacture of MYOTROPHIN. The facilities used by the Company and Chiron for the manufacture of MYOTROPHIN are subject to FDA inspection, at any time during the conduct of clinical studies or commercial operations, to determine compliance with cGMP requirements. The cGMP regulations are complex, and failure to be in compliance could lead to the need for remedial action, penalties and delays in production of material acceptable to the FDA. Should the Chiron Facility not be able to produce sufficient quantities of MYOTROPHIN (rhIGF-I) in accordance with applicable regulations, the collaboration would have to obtain MYOTROPHIN (rhIGF-I) from another source. There can be no assurance that Cephalon or the collaboration would be able to locate an alternative, cost-effective source of supply of MYOTROPHIN (rhIGF-I).

     If Chiron ceases its participation in the collaboration, Cephalon, under certain circumstances, would have the right to purchase supplies of these products from Chiron or it could have the manufacturing technology transferred to Cephalon on a royalty basis. There can be no assurance that supplies of products could be obtained from Chiron on a cost-effective basis, that Cephalon would be able to manufacture the products itself in a cost-effective manner and without an interruption of supplies or that a suitable alternative source of MYOTROPHIN (rhIGF-I) could be located. Failure to locate an alternative supply of MYOTROPHIN (rhIGF-I) could result in significant costs and delays to the program, damage the commercial prospects for MYOTROPHIN (rhIGF-I) and have a material adverse effect on the Company. Furthermore, the Company is aware of patents and patent applications owned by third parties that may cover certain aspects of the collaboration's current method of manufacturing MYOTROPHIN (rhIGF-I). See "Patents and Proprietary Technology".

     Lafon is responsible for manufacturing the bulk modafinil compound for the Company, and the Company has entered into an agreement with a third party to manufacture tablets for commercial use from bulk modafinil provided by Lafon. The facilities used for the manufacture of modafinil are required to comply with all applicable FDA requirements, including cGMP regulations. The facilities for the manufacture of modafinil are subject to inspection by the FDA and European regulatory authorities at any time during the conduct of clinical studies or commercial operations. The cGMP regulations are complex, and failure to be in compliance could lead to the need for remedial action, penalties and delays in production of material acceptable to the FDA or other regulatory authorities. If Lafon is unable to supply the Company with modafinil, Cephalon is permitted to make the compound itself or to purchase it from third parties. There can be no assurance that Cephalon would be able to manufacture modafinil, that a third-party manufacturer could be located or that either alternative would be cost-effective. If the tablet manufacturer is unable to supply tablets for any reason, there can be no assurance that the Company will be able to identify a suitable alternative supplier at all or without delaying the launch of PROVIGIL (modafinil).

     The Company will be responsible for producing tablets or other forms of finished product from the bulk compounds produced by Kyowa Hakko. The Company is also responsible for the synthesis of compounds for use in clinical trials using chemical intermediates supplied by Kyowa Hakko. There can be no assurance that a cost-effective commercial manufacturing process can be developed.

     Under the Company's agreement with TAP, the Company is obligated to provide finished product for use in clinical trials and ultimately for commercial purposes. The Company has contracted with a third-party supplier to manufacture material for use in clinical trials. The Company has not contracted for synthesis of product for commercial use. There can be no assurance that the Company can contract with a facility to manufacture finished products or enter into a suitable third-party manufacturing arrangement for its commercial needs.

     DEPENDENCE ON COLLABORATIVE PARTNERS

     The Company's collaborations with Chiron, SB, Kyowa Hakko, TAP and others provide the Company with research funding, rights to technology and development and marketing and manufacturing resources. These arrangements are subject to certain rights of termination by the collaborator.

     There can be no assurance that any funds received under these arrangements will be sufficient, individually or in the aggregate, to cover the costs incurred by the Company in support of the related collaborative programs. Moreover, the amount and timing of resources to be devoted to these activities by such partners is not within the control of the Company. There can be no assurance that the interests of the Company will continue to coincide with those of its collaborators or that the collaborators will not develop products independently or with third parties which could compete with the Company's products, or that disagreements over rights to technology or other proprietary information will not occur. Further, there can be no assurance that the collaborative agreements will be extended at the end of their respective terms. If any of the Company's collaborators breaches or terminates its agreement with the Company, or otherwise fails to conduct its collaborative activities in a timely manner, the development or commercialization of the product candidate or research program under such collaborative agreement may be delayed, the Company may be required to undertake additional responsibilities or to devote previously unanticipated additional resources to such development or commercialization, or such development or commercialization could be terminated. Further, termination of the agreements could result in the loss of certain technology rights. Any such event could adversely affect the Company.

     LIMITED SALES AND MARKETING EXPERIENCE; UNCERTAIN PRODUCT MARKETING AND DISTRIBUTION ARRANGEMENTS

     Cephalon has limited experience in the distribution, marketing and sale of products. The Company has established a sales force in the United States which is being used to co-promote Stadol NS(R) and Serzone(R), approved products of BMS, to neurologists in the United States. The co-promotion agreement expires at the end of 1998 unless BMS and Cephalon elect to renew the arrangements. There can be no assurance that additional products will be available for sale by the Company's sales force or that Cephalon's sales and marketing efforts will be successful. With respect to those products under development by Cephalon for which it has retained marketing rights, Cephalon may choose to augment any of its own sales efforts through sales and marketing arrangements with other pharmaceutical companies. There can be no assurance that such marketing arrangements will be available at all or on terms satisfactory to Cephalon or that such arrangements will lead to the successful commercialization of products.

     Cephalon does not have a sales, marketing or distribution organization outside the United States. The Company is in the process of establishing a sales and marketing capability focusing on neurology in certain countries in Europe. The Company's agreement with Lafon requires the Company to commence sales and marketing activities within three months after receiving approval to market PROVIGIL (modafinil) in the United Kingdom and the Republic of Ireland. If the Company fails to initiate such activities within the specified time frame, its license could be terminated by Lafon in the applicable country. There can be no assurance that the Company will be able to establish a commercially viable sales, marketing and distribution capability outside the United States in a timely or cost-effective manner or at all.

     Under the collaborative agreement with Chiron, the Company believes that the existing Chiron distribution infrastructure will be used for MYOTROPHIN (rhIGF-I). The Company is evaluating alternatives for the distribution of its other product candidates.

     PATENTS AND PROPRIETARY TECHNOLOGIES

     An important part of the Company's product development strategy is to seek, when appropriate, protection for its product candidates and proprietary technology through the use of various U.S. and foreign patents, trademarks and contractual arrangements. The degree of the Company's success depends in part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company believes that patent protection of products or processes that may result from the research and development efforts of the Company, its licensees or its collaborators also is important to the potential commercialization of the Company's product candidates. The Company has filed various applications for U.S. and foreign patents, has licensed various U.S. and foreign patent applications from third parties, and owns or licenses certain U.S. and foreign patents.

     With regard to MYOTROPHIN (rhIGF-I), the Company believes that the composition of rhIGF-I is in the public domain and therefore cannot be patented under a composition-of-matter patent. Cephalon has filed patent applications in the United States, Canada, Europe and Japan covering the use of IGF-I in certain peripheral neuropathies and other neurological disorders. The issued patents and all patent applications relating to IGF-I in the United States, Canada and Europe have been licensed to the Partnership.

     There can be no assurance that any of the Company's patent applications for rhIGF-I uses will issue, that patents, if obtained, will be as broad in scope as such patent applications or that the claims of any issued patents will withstand challenge. Even in those jurisdictions where rhIGF-I is or may be covered by the claims of a use patent, "off-label" sales by a third party might occur, especially if another company markets rhIGF-I for other uses at a price that is less than the price of MYOTROPHIN (rhIGF-I), thereby potentially reducing sales of MYOTROPHIN (rhIGF-I). It is not always possible to detect "off-label" sales and therefore enforcement of use patents can be difficult. Furthermore, some jurisdictions outside of the United States restrict the manner in which patents claiming uses of a product may be enforced.

     Under its collaboration with Chiron, Chiron has the primary responsibility for manufacturing commercial supplies of MYOTROPHIN (rhIGF-I). The Company has obtained a license under certain patent rights of Chiron related to rhIGF-I, including patents and patent applications covering the manufacture of recombinant proteins such as rhIGF-I. One of Chiron's issued patents related to certain methods for the manufacture of recombinant proteins, including rhIGF-I, is currently the subject of an interference proceeding before the U.S. Patent and Trademark Office ("USPTO") involving patent applications owned by an unrelated third party. It is not known when or how the USPTO will ultimately conclude the interference proceeding. Another related patent application of Chiron, which may cover the current process for manufacturing rhIGF-I, was the subject of another interference proceeding. Chiron prevailed in the interference proceeding and in a subsequent district court appeal brought by the other party but that decision has been remanded to the district court for reconsideration by the Court of Appeals for the Federal Circuit. The outcome of the reconsideration by the district court can not be predicted. The Company is aware of other patents and patent applications owned by third parties, which patents and patent applications, if issued with the claims as filed, may cover certain aspects of the current method of manufacturing rhIGF-I. The Company and Chiron intend to either seek licenses under any valid patents related to the manufacturing of rhIGF-I as required or, alternatively, modify the manufacturing process. There can be no assurance that, if required, such licenses can be obtained at all or on acceptable terms or that a modified manufacturing process can be implemented at all or without substantial cost or delay. If neither approach were feasible, the Company could be subject to a claim of patent infringement which, if successful, could prevent the Company from manufacturing or selling MYOTROPHIN (rhIGF-I) in the United States. In such event, the Company could be materially adversely affected.

     Even if patents issue on the pending applications owned or licensed by the Company, there can be no assurance that applications filed by others will not result in patents that would be infringed by the manufacture, use or sale of MYOTROPHIN (rhIGF-I). The Company is aware of a published application filed under the Paris Convention Treaty, designating the United States, that relates to the use of IGF-I in treating certain disorders of the nervous system. The Company believes that even if the subject matter were deemed to overlap the subject matter of a patent application filed by the Company in the United States, based on the filing date of the third party's application, it would not take priority over the Company's application. Further, the Company believes that a third party has filed a U.S. patent application which may contain a claim which, if issued, might broadly cover the use of rhIGF-I to treat many neurological conditions, including ALS and peripheral neuropathies. Clark & Elbing LLP, patent counsel to the Company, has advised the Company that, in its opinion, such a claim would not be patentable. If such a claim should issue, the Company could be prevented from selling MYOTROPHIN (rhIGF-I) in the United States for use in treating ALS or peripheral neuropathy unless it obtained a license to the patent. The third-party patent application might also contain a narrower claim covering the use of rhIGF-I to treat diabetic neuropathy. If such a claim should issue, the Company could be prevented from selling MYOTROPHIN (rhIGF-I) in the United States for use in treating diabetic neuropathy unless it obtained a license to the patent. The owner of such third-party patent application has asserted for several years that the subject matter claimed in its application interferes with claims of the Company's patent with respect to the use of rhIGF-I in treating ALS. Clark & Elbing LLP has advised the Company that, in its opinion, no interference should be declared between such third-party patent application and the Company's patent, but there can be no assurance that the USPTO will agree with that opinion. If an interference were declared and the third party prevailed, the Company could be prevented from selling MYOTROPHIN (rhIGF-I) in the United States for use in treating ALS and peripheral neuropathies unless it obtained a license to the patent. There can be no assurance that any such licenses could be obtained from the third party at all or on acceptable terms. Furthermore, one or more claims of the Company's existing patent could be declared invalid.

     PROVIGIL (modafinil), which the Company has exclusively licensed from Lafon for the United States, Mexico, the United Kingdom, the Republic of Ireland and Japanese markets, is covered by the claims of a composition-of-matter patent in the United States that expires in 1998 (under the transitional provisions of the General Agreement on Tariffs and Trade ("GATT")). The Company may also seek an extension of the patent under the Drug Price Competition and Patent Term Restoration Act of 1984 (the "DPC Act") equal to one-half the period of time elapsed between the filing of an IND for PROVIGIL (modafinil) and the filing of the corresponding NDA, plus the period of time between the filing of the NDA for PROVIGIL (modafinil) and FDA approval. However, to obtain the full length of any such extension, the Company must receive FDA approval of PROVIGIL (modafinil) before expiration of the original term of the patent. There can be no assurance that the Company will be able to take advantage of the marketing exclusivity or patent extension benefits of the DPC Act.

     No assurance can be given that any additional patents will issue on any of the patent applications owned by the Company or licensed from third parties. Furthermore, even if such patents issue, there can be no assurance that any issued patents will provide protection against competitive products or otherwise be commercially valuable, or that applications filed by others will not result in patents that would be infringed by the manufacture, use or sale of the Company's products. In addition, patent law relating to the scope of claims in the biotechnology field is still evolving and the biotechnology patent rights of the Company are subject to this additional uncertainty. There can be no assurance that others will not independently develop similar products, duplicate any of the Company's products, or, if patents are issued to the Company, design around any products developed by the Company.

     The products of the Company could infringe the patent rights of others. If licenses required under any such patents or proprietary rights of third parties are not obtained, the Company could encounter delays in product market introductions, or could find that the development, manufacture or sale of products requiring such licenses is foreclosed. In addition, patent litigation is both costly and time-consuming, even if the outcome is favorable to the Company. In the event that the Company is a defendant in such litigation, an adverse outcome would subject the Company to significant liabilities to third parties, require the Company to license disputed rights from third parties, or require the Company to cease selling its products.

     The Company also relies upon trade secrets and other unpatented proprietary information in its product development activities. All of the Company's employees have entered into agreements providing for confidentiality and the assignment of rights to inventions made by them while employed by the Company. The Company also has entered into non-disclosure agreements to protect its confidential information delivered to third parties in conjunction with possible corporate collaborations and other purposes. There can be no assurance that these types of agreements will effectively prevent disclosure of the Company's confidential information.

     PARTNERSHIP PURCHASE OPTION

     The Partnership has licensed to the Company the exclusive rights to manufacture and market MYOTROPHIN (rhIGF-I) in the Territory in return for certain royalty payments and the Milestone Payment if MYOTROPHIN (rhIGF-I) receives regulatory approval in certain countries in the Territory. The Milestone Payment is payable by the Company in cash, Common Stock or any combination of the two.

     The Company has a contractual option to purchase all of the limited partnership interests in the Partnership. In order to exercise the Purchase Option, Cephalon is required to make an advance payment of $40,275,000 in cash or, at Cephalon's election, $42,369,000 in shares of Common Stock, valued at the market price at the time the Purchase Option is exercised. The Purchase Option will become exercisable for a 45-day period commencing on the date which is the earlier of (a) the date which is the later of (i) the last day of the first month in which the Partnership shall have received Interim License payments equal to fifteen percent (15%) of the limited partners' capital contributions (excluding the Milestone Payment), and (ii) the last day of the 24th full month after the date of the Company's first commercial sale, if any, of Myotrophin within the Territory that generates a payment to the Partnership, and (b) the last day of the 48th full month after the date of such first commercial sale, if any, in the Territory. A payment in cash would have a significant adverse effect on the Company's capital resources. A payment in shares of Common Stock would result in a decrease in the percentage ownership of the Company's stockholders at that time. If the Company were to make the Milestone Payment, exercise the Purchase Option, or purchase additional interests outside of the Purchase Option, a material charge to earnings could result, depending upon the development status of the underlying technology.

     If the Company does not exercise the Purchase Option, its license will terminate and all rights to manufacture or market MYOTROPHIN (rhIGF-I) in the Territory will revert to the Partnership, which may then commercialize MYOTROPHIN (rhIGF-I) itself or license or assign its rights to a third party. The Company would not receive any benefits from such commercialization. There can be no assurance that disputes will not arise between the Company and the Partnership over the parties' respective rights to technology or their other rights and obligations under these arrangements.

     MARKETING UNCERTAINTIES -- TECHNOLOGICAL CHANGE AND COMPETITION

     Even if MYOTROPHIN (rhIGF-I) and PROVIGIL (modafinil) are approved for commercialization, the Company cannot predict at this time the potential revenues to be received from sales of MYOTROPHIN (rhIGF-I) for use in treating ALS or from sales of PROVIGIL (modafinil) for use in connection with narcolepsy. ALS and narcolepsy each qualify as orphan diseases under the Orphan Drug Law, which generally means that the potential patient population for each indication is limited.

     There are significant efforts by others, including many large pharmaceutical companies and academic institutions, to develop therapeutic products which may compete with the products being developed by the Company to treat neurological disorders, including Alzheimer's disease, head and spinal injury and stroke. Some of these products may be at a more advanced stage of development than the Company's products.

     With respect to MYOTROPHIN (rhIGF-I), Rilutek(R)(Riluzole) has been approved and is being marketed by Rhone-Poulenc Rorer in the U.S. and certain countries in Europe for the treatment of ALS. It is not clear whether ALS patients, given the constraints of drug reimbursement programs, would be able to support both Rilutek and MYOTROPHIN (rhIGF-I) (as well as any other drugs which may be approved in the future for use in treating
ALS), especially if MYOTROPHIN (rhIGF-I) has a higher price than competitive drugs. In addition, the Company believes that other companies are developing therapeutic agents for the treatment of ALS and peripheral neuropathies. Because the potential patient population for ALS is limited, competition from other products may adversely affect potential sales of MYOTROPHIN (rhIGF-I).

     Other companies are developing rhIGF-I as a therapeutic product for disorders other than ALS or peripheral neuropathy, including Genentech, Inc. which is evaluating IGF-I in diabetes. Notwithstanding the patents and patent applications relating to MYOTROPHIN (rhIGF-I), if the sale of rhIGF-I by third parties is approved for other indications, such products might be used in competition with MYOTROPHIN (rhIGF-I) through "off-label" use, especially if such product is priced below MYOTROPHIN (rhIGF-I).

     With respect to PROVIGIL (modafinil), there are presently several products used in the United States to treat narcolepsy, all of which are available generically and have been available for a number of years. There can be no assurance that PROVIGIL (modafinil) possesses benefits over such other products, or that the Company will be able to demonstrate the value of any such benefits to prescribing physicians and their patients.

     Lafon has licensed rights to modafinil to third parties in Canada as well as certain countries in Europe, and may license other territories to other third parties in the future. There is no contractual requirement that the licensees and Lafon coordinate their marketing activities related to modafinil. Furthermore, individual reimbursement policies in each country and applicable antitrust laws prohibit the coordination of the pricing of modafinil in various jurisdictions. The marketing activities of the other licensees therefore may adversely affect the Company's marketing of PROVIGIL (modafinil) in its territories.

     Cephalon is marketing two proprietary products of BMS to neurologists in the United States: Stadol NS, indicated for the management of pain, including migraine pain; and Serzone, indicated for the treatment of depression. A number of therapeutic agents are currently approved and are being marketed both for the treatment of migraine and for the treatment of depression. Stadol NS also competes directly with other pain medications, including narcotics, and indirectly with medications approved explicitly for treatment of migraine. The Company also believes that other products to treat migraine with a nasal spray delivery system may be introduced into the U.S. market in 1997 and may compete directly with Stadol NS.

     Competition in the Company's fields of interest from large and small companies is intense and is expected to increase. Furthermore, academic institutions, governmental agencies, and other public and private research organizations will continue to conduct research, seek patent protection, and establish collaborative arrangements for product development. Products developed by any of these entities may compete directly with those developed by the Company. Many of these companies and institutions have substantially greater capital resources, research and development staffs and facilities than the Company, and substantially greater experience in conducting clinical trials, obtaining regulatory approvals and manufacturing and marketing pharmaceutical products. These entities represent significant competition for the Company. In addition, competitors developing products for the treatment of neurodegenerative disorders might succeed in developing technologies and products that are more effective than any being developed by the Company or that would render its technology and products obsolete or noncompetitive. There can be no assurance that competition and innovation from these or other sources will not materially adversely affect any sales of products which might be developed by the Company or make them obsolete. Advances in current treatment methods may also adversely affect the market for such products. The approval and introduction of therapeutic products that compete with compounds being developed by the Company could also adversely affect the Company's ability to attract and maintain patients in clinical studies for the same indication or otherwise successfully complete its clinical studies.

     LITIGATION

     The Company and certain of its officers have been named as defendants in a number of civil actions filed in the U.S. District Court for the Eastern District of Pennsylvania, which have been consolidated. Several of the plaintiffs have been designated by the Court, collectively, as the "lead plaintiff" for purposes of the Private Securities Litigation Reform Act of 1995. The consolidated complaint, filed in October 1996 by the lead plaintiffs, extended and expanded the class period to include purchasers of the Company's securities as well as options to purchase or sell those securities during the period between June 12, 1995 and June 7, 1996. The plaintiffs allege, based in part on statements and opinions expressed at the June 7, 1996 meeting of an FDA advisory committee to review the MYOTROPHIN T-IND application, that earlier statements by the Company about the North American and European trial results were misleading. The plaintiffs seek unspecified damages and other relief. The Company's motion to dismiss the case is pending, and discovery related to the merits of the allegation in the complaint has been postponed until the motion is decided, which is likely to occur in 1997. The Company intends to vigorously defend the action. Management believes that it is too early in the proceedings to determine with any certainty the outcome of this action or the potential liability of the Company, if any.

     DEPENDENCE ON KEY PERSONNEL

     The success of the Company depends, in large part, upon the Company's ability to attract and retain highly qualified scientific and management personnel. The Company faces competition for such personnel from other companies, research and academic institutions, government entities and other organizations. There can be no assurance that the Company will be successful in hiring or retaining key personnel.

     NO ASSURANCE OF ADEQUATE REIMBURSEMENT

     The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of such products and related treatment are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend towards managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for the Company's products. The cost containment measures that health care providers are instituting and the effect of any health care reform could affect the Company's ability to sell its products and may have a material adverse effect on the Company.

     There can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's products, or if available, will not be decreased in the future, or that reimbursement amounts will not reduce the demand for, or the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for the Company's products would have a material adverse effect on the Company. Moreover, the Company is unable to forecast what additional legislation or regulation, if any, relating to the health care industry or third-party coverage and reimbursement may be enacted in the future or what effect such legislation or regulation would have on the Company's business.

     POTENTIAL PRODUCT LIABILITY

     The Company faces an inherent risk of exposure to product liability claims if the use of its products is alleged to have resulted in an injury or adverse effect on patients. Such risk exists with respect to products being tested in human clinical trials, as well as products being developed by the Company, if any, that receive regulatory approval for commercial sale. The Company maintains product liability insurance for clinical studies. However, there can be no assurance that such coverage will be adequate to cover claims, or that adequate insurance coverage for future clinical or commercial activities will be available at acceptable costs. There can be no assurance that the Company will not experience a significant product liability claim or recall, which if uninsured could have a material adverse effect on the Company.

     VOLATILITY OF STOCK PRICE; NO DIVIDENDS

     The market price for shares of the Company's Common Stock has historically been highly volatile. Future negative announcements concerning the Company, its competitors or other companies in the biopharmaceutical industry, including the results of testing and clinical trials, regulatory hearings and decisions, technological innovations or commercial products, patents, government regulations, developments concerning proprietary rights, litigation or public concern as to the safety or commercial value of the Company's products may have a significant adverse effect on the market price of the Common Stock. The Company has not paid any cash dividends on its Common Stock and does not anticipate paying any dividends in the foreseeable future.

     EFFECT OF EXERCISE OF OPTIONS AND WARRANTS

     The Company grants stock options to employees, directors and consultants. As of December 31, 1996, the Company had 3,181,020 outstanding options at exercise prices ranging from $0.15 to $31.00 per share. In addition, at December 31, 1996 warrants to purchase 2,898,104 shares of Common Stock were outstanding at exercise prices ranging from $11.32 to $18.50 per share. Options and warrants granted represent approximately 25% of the shares of Common Stock currently outstanding. If all or substantially all such options and warrants were exercised, the subsequent sale of the shares of Common Stock could adversely affect the price of the Common Stock.

     ANTI-TAKEOVER PROVISIONS

     The ability of the Board of Directors of the Company to issue shares of preferred stock without stockholder approval and a shareholder rights plan adopted by the Company may, alone or in combination, have certain anti-takeover effects. The Company also is subject to provisions of the Delaware General Corporation Law which may make certain business combinations more difficult.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock of each Selling Stockholder and as adjusted to give effect to the sale of the Shares offered hereby. The Shares are being registered to permit public secondary trading of the Shares, and the Selling Stockholders may offer the Shares for resale from time to time. See "Plan of Distribution."

     The Shares being offered hereby by the Selling Stockholders may be acquired, from time to time, upon (i) the conversion of $30 million aggregate principal amount of the Notes, acquired by them from the Company on April 7, 1997 in a private placement transaction pursuant to those certain Note Purchase Agreements, dated as of January 15, 1997 (the "Note Purchase Agreements"), (ii) the payment by the Company of interest on the Notes in the form of Common Stock in lieu of cash interest, and (iii) the exercise of warrants to purchase 84,000 shares of Common Stock (the "Warrants"), which were acquired by certain of the Selling Stockholders from the Company in connection with the sale of the Notes, pursuant to that certain Engagement Agreement, dated November 4, 1996, between the Company and Diaz & Altschul Capital, LLC (formerly Owen, Diaz & Altschul Securities LLC) as placement agent. The Notes, together with accrued and unpaid interest thereon, are convertible into Common Stock at a conversion price equal to (i) until June 18, 1997, the greater of $25.00 and 94% of the low trade price of the Common Stock as reported on the Nasdaq National Market of The Nasdaq Stock Market for the six consecutive trading days immediately preceding the date of conversion, and (ii) thereafter, 94% of the low trade price of the Common Stock as reported on the Nasdaq National Market of The Nasdaq Stock Market for the six consecutive trading days immediately preceding the date of conversion. Pursuant to the terms of the Notes, no holder can convert any portion of such holder's Notes if such conversion would increase such holder's beneficial ownership of the Common Stock (other than shares so owned through ownership of the Notes) to in excess of 4.9%. In addition, in no event will the Notes be convertible for an aggregate of more than 4,958,443 shares of Common Stock. This Prospectus covers the resale by the Selling Stockholders of 1,524,000 Shares, plus, subject to the foregoing limitations and in accordance with Rule 416 under the Securities Act, such presently indeterminate number of additional Shares as may be issuable upon conversion of the Notes, based upon fluctuations in the conversion price of the Notes. The Warrants are exercisable into Common Stock at an exercise price of $24.765. The Warrants expire on April 7, 2000.

     In recognition of the fact that Selling Stockholders may wish to be legally permitted to sell their Shares when they deem appropriate, the Company has filed with the Commission, under the Securities Act, a Registration Statement on Form S-3, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market of The Nasdaq Stock Market or in privately-negotiated transactions and has agreed to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the Shares are no longer required to be registered for the sale thereof by the Selling Stockholders.

     The Company has agreed to register a specified number of Shares for resale by the Selling Stockholders. The number of Shares shown in the following table as being offered by the Selling Stockholders does not include such presently indeterminate number of shares of Common Stock as may be issued on conversion of the Notes pursuant to the provisions thereof regarding determination of the applicable conversion price but which shares are, in accordance with Rule 416 under the Securities Act, included in the Registration Statement of which this Prospectus forms a part.

                                                                                     BENEFICIAL OWNERSHIP
                                                               NUMBER OF                AFTER OFFERING
                                        NUMBER OF SHARES         SHARES           --------------------------
               NAME OF                 BENEFICIALLY OWNED        BEING               NUMBER OF
         SELLING STOCKHOLDER           PRIOR TO OFFERING        OFFERED                SHARES        PERCENT
-------------------------------------  ------------------   ----------------      ----------------   -------
AP/ODA Investors I, LLC..............        192,000             192,000(1)               0           --%
The Hudson Partnership, L.P..........         96,000              96,000(1)               0           --%
Delta Opportunity Fund, Ltd. ........        912,000             912,000(1)               0           --%
Stockwell Corporation, S.A. .........        240,000             240,000(1)               0           --%
Diaz & Altschul Capital, LLC.........         55,314              55,314(2)(3)            0           --%
Mr. Ted B. Owen......................         15,439              15,439(2)               0           --%
Dr. Michael Sorell...................         13,247              13,247(2)               0           --%

---------------
(1) Represents the number of shares of Common Stock issuable upon conversion of the Notes calculated using an assumed minimum conversion price of $20.83 based upon certain conversion provisions of the Notes (which price could fluctuate from time to time based on changes in the market price of the Common Stock). This Prospectus also covers the resale of such presently indeterminate number of additional Shares as may be issuable upon conversion of the Notes, based upon such fluctuations in the conversion price.

(2) Represents shares of Common Stock issuable upon exercise of the Warrants.

(3) Diaz & Altschul Advisors, LLC, a New York limited liability company ("D&A Advisors"), serves as advisor to Delta Opportunity Fund, Ltd. ("DO Fund"), AP/ODA Investors I, LLC ("AP/ODA") and The Hudson Partnership, L.P. ("Hudson") and shares beneficial ownership of the securities beneficially owned by such Selling Stockholders by reason of shared power to dispose of the shares shown as beneficially owned by such Selling Stockholders. D&A Advisors is under common control with Diaz & Capital Securities, LLC ("D&A Capital"). The amounts shown for D&A Capital exclude the amounts shown for DO Fund, AP/ODA and Hudson.

                              PLAN OF DISTRIBUTION

     The Shares offered hereby by the Selling Stockholders may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market of The Nasdaq Stock Market), or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, including, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face and other direct transactions between a Selling Stockholder and purchasers without a broker-dealer or other intermediary. In addition, a Selling Stockholder may, from time to time, sell short the Common Stock of the Company, and in such instances, this Prospectus may be delivered in connection with such short sale and the Shares offered hereby may be used to cover such short sale. In effecting sales, brokers, dealers or agents engaged by a Selling Stockholder may arrange for other brokers, dealers or agents to participate. Such brokers, dealers or agents may receive commissions or discounts from a Selling Stockholder in amounts to be negotiated immediately prior to the sale. Such brokers, dealers and agents and any other participating brokers, dealers or agents may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 might be sold under Rule 144 rather than pursuant to this Prospectus.

     Upon the Company being notified by a Selling Stockholder that any material arrangement has been entered into with a broker, dealer, agent or underwriter for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer, agent or underwriter, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, agent or underwriter, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), agent(s) or underwriter(s) or other items constituting compensation or indemnification arrangements with respect to particular offerings, where applicable, (e) that such broker-dealer(s), agent(s) or underwriter(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and (f) other facts material to the transaction.

     Including and without limiting the foregoing, in connection with distributions of the Common Stock, a Selling Stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the Common Stock in the course of hedging the positions they assume with such Selling Stockholder. A Selling Stockholder may also enter into option or other transactions with broker-dealers that involve the delivery of the Common Stock to the broker-dealers, who may then resell or otherwise transfer such Common Stock. A Selling Stockholder may also loan or pledge the Common Stock to a broker-dealer and the broker-dealer may sell the Common Stock so loaned or upon a default may sell or otherwise transfer the pledged Common Stock.

     The Company is bearing all costs relating to the registration of the Shares (other than fees and expenses, if any, of counsel or other advisers to the Selling Stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholder selling such Shares.

     The Company has agreed to indemnify the Selling Stockholders in certain circumstances, against certain liabilities, including liabilities arising under the Securities Act. Each Selling Stockholder, other than those selling Shares issuable upon exercise of the Warrants, has agreed to indemnify the Company and its directors, and its officers who sign the Registration Statement against certain liabilities, including liabilities arising under the Securities Act.

                                 LEGAL OPINION

     The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.

                                    EXPERTS

     The financial statements incorporated by reference in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

======================================================

  NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL OR TO ANY PERSON TO WHOM IT IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY OFFER OR SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Incorporation of Certain Documents by
  Reference...........................    2
The Company...........................    4
Risk Factors..........................    5
Use of Proceeds.......................   16
Selling Stockholders..................   17
Plan of Distribution..................   18
Legal Opinion.........................   19
Experts...............................   19

======================================================

======================================================
                                1,524,000 SHARES

                                 CEPHALON, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                  JUNE 18, 1997
======================================================